UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHINA DIGITAL WIRELESS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

101400 30 7

(CUSIP Number)

Tai Caihua

429 Guangdong Road

Shanghai 200001

People’s Republic of China

(86-21) 6336-8686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101400 30 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinamerica Fund, LP 20-0781169

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,151,296

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,151,296

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,296

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to common stock, $0.001 par value per share (the “Common Stock”), of CHINA DIGITAL WIRELESS, INC., a Delaware corporation (“Issuer”).  The principal executive offices of the Issuer are located at 429 Guangdong Road, Shanghai 200001, People’s Republic of China.

The aggregate number of shares beneficially owned by the Reporting Entity identified in this filing is 1,151,296 or 6.7% of the common stock shown as outstanding on the issuer’s most recent 10QSB.
Item 2.	Identity and Background

This Statement is filed by Chinamerica Fund, LP Chinamerica Fund, LP is a Texas limited partnership (“Reporting Entity”).  The principal business of the Reporting Entity is the purchase, sale, exchange, acquisition and holding of investment securities.  The principal address of the Reporting Entity, which also serves as its principal office, is 2909 St. Andrews Drive, Richardson, Texas 75082.

During the past five years, the Reporting Entity: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The funds were derived from investments in the Reporting Entity made by its partners, which constituted the capital of the reporting entity.
Item 4.	Purpose of Transaction
The shares of the Issuer were acquired for investment.

The Reporting Entity may in the future determine to:  (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above.  The Reporting Entity reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5.	Interest in Securities of the Issuer

The Reporting Entity owns 1,151,296 shares of common stock of the Issuer representing 6.7% of the outstanding common stock.  The Reporting Entity has sole voting and dispositive power over the subject securities.  The Reporting Entity previously owned 1,402,961 shares of common stock of the Issuer representing 8.2% of the outstanding common stock.  As of February 23, 2006, the Reporting Entity has sold 251,665 shares of common stock of the Issuer.  The average price was $0.90 per share; the shares were sold through broker/dealers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stock Purchase Agreement dated June 28, 2004, the Reporting Entity acquired 877,193 shares of common stock of the Issuer.  Pursuant to the Agreement to Issue Additional Shares dated June 20, 2004, the Reporting Entity acquired an additional 525,768 shares of common stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 24, 2006.

CHINAMERICA FUND, LP

By Chinamerica Partners, LP
Its General Partner

By Chinamerica Holdings, LLC
Its general partner

By:	/s/ Beau Johnson
Name: Beau Johnson
Title: Its Manager